June 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:  Acceleration Request for ENDRA Life Sciences Inc. Registration Statement on Form S-1 (File No. 333-278842)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ENDRA Life Sciences Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m., Washington, D.C. time, on June 4, 2024 or as soon thereafter as is practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Coleman Wombwell of K&L Gates LLP, our counsel, at (704) 331-7551. We appreciate your assistance in this matter.

Very truly yours,

ENDRA Life Sciences Inc.

By:	/s/ Francois Michelon
Name:	Francois Michelon
Title:	President and Chief Executive Officer